AO 3/24

*KH 3/22

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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11020402

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68158

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greentech Capital Advisors Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Avenue, 27th Floor
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Schultz, Chief Operating Office/Chief Compliance Officer — 212-946-3950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/25

OATH OR AFFIRMATION

I, Robert Schultz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greentech Capital Advisors Securities, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer/Chief Compliance Officer

Title

CHIARA MARIA VOLTA
Notary Public - State of New York
No. 01VO6228580
Qualified in New York County
My Commission Expires September 20, 2014

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Greentech Capital Advisors Securities, LLC

Statement of Financial Condition

December 31, 2010

Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member of Greentech Capital Advisors Securities, LLC:

We have audited the accompanying statement of financial condition of Greentech Capital Advisors Securities, LLC (the "Company") as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Greentech Capital Advisors Securities, LLC at December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 28, 2011

Greentech Capital Advisors Securities, LLC

Statement of Financial Condition

December 31, 2010

Assets	
Cash	$ 2,335,509
Advisory fee receivable, net of allowance for bad debts	2,277,240
Total assets	$ 4,612,749
Liabilities and Member's Equity	
Joint advisory fee payable	$ 175,000
Deferred advisory fee revenue	166,374
Due to parent	756,000
Regulatory fee payable	13,554
Total liabilities	1,110,928
Member's equity	3,501,821
Total liabilities and member's equity	$ 4,612,749

See accompanying notes.

Greentech Capital Advisors Securities, LLC

Notes to Statement of Financial Condition

December 31, 2010

1. Organization

Greentech Capital Advisors Securities, LLC (the "Company") is a broker–dealer registered with the Securities Exchange Act of 1934 ("SEC"). The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation. The Company is a wholly–owned subsidiary of Greentech Capital Advisors, LLC (the "Parent Company"), which is a wholly owned subsidiary of Greentech Capital Advisors, LP.

The Company offers financial advisory services, including buy-side and sell-side mergers and acquisitions ("M&A"), exclusive sale transactions, restructurings, private placements and project finance advisory.

2. Significant Accounting Policies

Revenue Recognition

The Company recognizes advisory revenue for financial advisory services provided for transactions including buy-side and sell-side M&A, exclusive sale transactions, restructurings, private placements and project financing. Advisory revenues include fees which are earned upon completion of a deal or transaction in accordance with the terms of an engagement letter. Retainer fees (initial transaction fees) are recorded as deferred revenue at the time an engagement letter is signed and recognized as advisory revenue as earned over the estimated period of the engagement. Each engagement is dictated by facts and circumstances which management needs to take into account when estimating the service period.

Use of Estimates

The preparation of the statement of financial condition in conformity with the generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect reported amounts in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from those estimates.

Income Taxes

The Company is a single-member limited liability company and is a disregarded entity for income tax purposes.

3. Related Party Transactions

At December 31, 2010, the Company holds a related party payable due to the Parent Company. The Parent Company and the Company have a Service Agreement in place which was amended throughout the duration of 2010. The Services Agreement states that a portion of the operating expenses incurred by the Parent Company including employee salaries and related costs, office rent, equipment rental, amortization and depreciation of assets and other expenses will be allocated to the Company on a monthly basis. During January 2010 through June 2010, this amount was reimbursed by the Parent Company to the Company and recorded as capital contributions for each month. On July 1, 2010 Management amended the Service Agreement further, and documented a change to the treatment of the Service Agreement allocation. Effective July 1, 2010, the Parent Company no longer reimburses the Company for the Service Agreement expense through a capital injection; the monthly allocation of operating expenses is booked as a payable to the Parent Company. At December 31, 2010 the Company holds a payable to the Parent Company for November and December operating expense allocations.

4. Net Capital Requirements and Other Regulatory Matters

As a broker-dealer registered with the SEC, the Company is subject to the SEC Uniform Net Capital Rule, which specifies, among other requirements, minimum net capital requirements. The Company computes its net capital requirements under the aggregate indebtedness standard of Rule 15c3-1 which allows the Company to maintain a minimum net capital equal to an amount established by the SEC. Under this rule, the Company is required to maintain net capital equal to the greater of 1/15 of its aggregate indebtedness, or $5,000 which is the standard for broker-dealers that do not receive customer funds or securities. At December 31, 2010, the Company's net capital was approximately $1,224,581 which was approximately $1,150,519 in excess of its minimum net capital requirements.

The Company is exempt from the SEC Customer Protection Rule under subparagraph (k)(2)(i).

5. Joint Advisory Fee

The Company may engage with clients to advise on transactions in conjunction with a joint advisor. As of December 31, 2010, the Company had an outstanding payable equal to $175,000 to a joint advisor. The Company had signed a joint engagement letter with the client which states that all fees are to be shared equally between both advisors. Per the terms of the engagement letter, the Company is responsible for invoicing the client for all project related fees. During 2010, the client party to this joint advisory agreement closed a transaction, giving rise to a transaction fee earned by both advisors. The Company invoiced the client during 2010 for an amount of which fifty percent is payable to the joint advisor. As of December 31, 2010 the amount outstanding from the client was $350,000, $175,000 of which was payable to the joint advisor.

6. Concentrations of Credit Risk

The Company does not engage in any trading or brokerage activities with other counterparties but rather provides financial advisory services to various clients in exchange for transaction/advisory fees. In the event that the clients do not fulfill their payment obligations, the Company may be exposed to default risk. The risk of default depends on the creditworthiness of the counterparty.

The Company recognized an allowance against one particular client regarding two separate transactions. This client had been delinquent in paying past invoices, but had conveyed to the Company that all invoices would be paid upon the close of a transaction. Upon the closing of the transaction, the Company invoiced the client for the amount of the final transaction fee and also provided follow up notices for all amounts previously outstanding. The Company has not yet received payment from this client and has commenced litigation against the client for the full amount outstanding. As of February 28, 2011, the litigation is still outstanding however, the Company has reserved against the full amount outstanding.

The Company maintains its cash in bank accounts at a single bank, which, at times, may exceed federally insured limits.

7. Subsequent Events

The Company evaluated subsequent events through February 28, 2011 (i.e., the date the statement of financial condition is issued) and found no material impact to the Company's financial condition, results of operations or cash flows.

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Tel: 212 773 3000
www.ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Member of and Management of Greentech Capital Advisors Securities, LLC:

We have performed the procedures enumerated below, which were agreed to by the Member of and Management of Greentech Capital Advisors Securities, LLC, the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Greentech Capital Advisors Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2010. Greentech Capital Advisors Securities, LLC's management is responsible for Greentech Capital Advisors Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting agreement without exception.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting agreement without exception.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers provided to us by representatives of the Company, noting agreement without exception.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, noting agreement without exception.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2010. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 28, 2011

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington D.C. 20090-2185
202-371-8300

SIPC-7 (33-REV 7/10)

General Assessment Reconciliation

For the fiscal year ended December 31, 2010

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

SEC Mail Processing Section

MAR 01 2011

Washington, DC
110

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

0-68158 FINRA Dec-10

Greentech Capital Advisors Securities, LLC

780 Third Avenue 27th Floor

New York NY 10017-2024

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Robert Schultz (212) 946-3950

2. A.	General assessment (item 2e from page 2)		$ 25,941
B.	Less payment made with SIPC-6 filed (exclude interest)		(12,387)
	7/22/2010 Date Paid		
C.	Less prior overpayment applied		( )
D.	Assessment balance due or (overpayment)		13,554
E.	Interest computed on late payment (see instructions E) for ______days at 20% per annum		-
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 13,554
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 13,554	
H.	Overpayment carried forward	$(-)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represented thereby that all information contained herein is true, correct and complete.

Greentech Capital Advisors Securities, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 26 day of February , 20 11 .

Chief Operating Officer/Chief Compliance Officer
(Title)

This form is the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less that 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2010
and ending December 31, 2010
Eliminate cents

Item No.		
2a.	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 10,376,538
2b.	Additions:	
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
	(2) Net loss from principal transactions in securities in trading accounts.	-
	(3) Net loss from principal transactions in commodities in trading accounts.	-
	(4) Interest and dividend expense deducted in determining item 2a.	-
	(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
	(7) Net loss from securities in investment accounts.	-
	Total additions	-
2c.	Deductions:	
	(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	-
	(2) Revenues from commodity transactions.	-
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-
	(4) Reimbursements for postage in connection with proxy solicitation.	-
	(5) Net gain from securities in investment accounts.	-
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
	(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
	(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	-
	(9) (i) Total interest and dividend expense (FOCUS Line 22/Part IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -	
	(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
	Enter the greater of line (i) or (ii)	-
	Total deductions	-
2d.	SIPC Net Operating Revenue	$ 10,376,538
2e.	General Assessment @ .0025	$ 25,941

(to page 1, line 2.A.)

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young

Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 144,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve their potential.

For more information, please visit www.ey.com.

STATEMENT OF FINANCIAL CONDITION

Greentech Capital Advisors Securities, LLC
December 31, 2010
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG